FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended June 30, 2004

GOLD RESERVE INC.

Commission file number 001-31819
Address of Principal Executive Offices:

926 West Sprague Avenue
Suite 200
Spokane, Washington 99201


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes                                 No    X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



GOLD RESERVE INC.
June 30, 2004
Interim Financial Report
U.S. Dollars

Forward Looking Statements

The information presented or incorporated by reference in this interim report, including management's discussion and analysis of financial condition and results of operations, contains both historical information and forward-looking statements (within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the Securities Act), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the Exchange Act)). These forward-looking statements involve risks and uncertainties, as well as assumptions that, if they never materialize, prove incorrect or materialize other than as currently contemplated, could cause the results of the Company and its consolidated subsidiaries to differ materially from those expressed or implied by such forward-looking statements.

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation the risk that actual reserves may vary considerably from estimates presently made, the impact of currency, metal prices and metal production volatility, the concentration of operations and assets in Venezuela, the regulatory, political and economic risks associated with Venezuelan operations, our ability to obtain additional funding for future advancement of the Brisas property, our dependence upon the abilities and continued participation of certain key employees, and the risks normally incident to the operation and development of mining properties.

The words "believe," "anticipate," "expect," "intend," "estimate," "plan," "assume," "positioned," "may," "will," "could" and other similar expressions that are predictions of or indicate future events and future trends which do not relate to historical matters, identify forward-looking statements. Any such forward-looking statements are not intended to give any assurances as to future results.

Investors are cautioned not to put undue reliance on forward-looking statements, and should not infer that there has been no change in the affairs of the Company since the date of this report that would warrant any modification of any forward-looking statement made in this document, other documents filed periodically with securities regulators or documents presented on our Company website. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

Investors are urged to read the Company's filings with U.S. and Canadian regulatory agencies, which can be viewed on-line at www.sec.gov, www.sedar.com or at the Company's website, www.goldreserveinc.com. Additionally, you can request a copy directly from the Company.

Operations Overview

Brisas Project

Our primary mining asset, the Brisas project, is a gold/copper deposit located in the KM 88 mining district of the State of Bolivar in southeastern Venezuela. A pre-feasibility study was completed in 1998 and updated in 2000 by JE MinCorp. The pre-feasibility study and update evaluated two processing flowsheets: 1) a conventional flotation plant producing gold dore and copper concentrates for off-site smelter processing and 2) a conventional flotation plant producing gold dore and Cominco Engineering Services Limited (CESL) copper processing using an autoclave for pressure oxidation of the concentrates followed by a series of leaching sequences to recover the copper and gold on-site.

In late 2003, the Company selected Aker Kvaerner Metals, Inc., a subsidiary of the international engineering and construction services group, Aker Kvaerner and a number of other consultants including Pincock Allen & Holt and Vector Colorado LLC, to complete a bankable feasibility study for the construction and operation of the Brisas project. During 2004, Aker Kvaerner conducted several trade-off studies including different processing options and plant throughputs and, based on that work, the Company selected a 70,000 tonne per day conventional flotation plant as the basis for completion of the Brisas bankable feasibility study. Under this alternative, the Company plans to produce gold dore on-site and ship gold/copper concentrate to an off-site smelter.

The Company previously reported resource and mineral reserve estimates using both a traditional off-site smelter process as well as the CESL process. Management continues to evaluate high temperature pressure oxidation processes to produce copper cathode on-site as a way to further improve the project economics by eliminating significant transportation costs for the copper/gold concentrates. However, as a result of significantly lower long term concentrate treatment and refining charges, management has concluded a conventional flotation plant will be the primary focus of the Brisas bankable feasibility study, which is expected to be completed in late 2004 with a production decision thereafter. Based on the focus of the bankable feasibility study, mineral resource and reserve estimates are no longer disclosed using on-site copper processing technology.

Behre Dolbear originally calculated the previously disclosed mineral resource and reserve estimates, which were updated by Pincock Allen & Holt as noted below. As part of that engagement, Behre Dolbear audited our data collection procedures and modeling and mineral reserve methodology for the preliminary feasibility study. Behre Dolbear concluded in their reports that: technical data collection procedures met or exceeded accepted industry standards; assay laboratories provided reliable and acceptable results; and the compiled database was of a quality appropriate for utilization in a mineral reserve study suitable for obtaining financing. Further, Behre Dolbear concluded that the estimating techniques used were an accurate representation for the mineral reserves; drill hole spacing was sufficient to generate future estimates of proven and probable mineral reserves; and the database was correct and reliable.

Mineral Resource Estimate (July 2004, off-site smelter process)

Based on work completed by Pincock Allen & Holt for the Brisas bankable feasibility study, using an off-site smelter process for treating copper concentrates, the Brisas project is estimated to contain a measured and indicated mineral resource of 10.97 million ounces of gold and approximately
1.4 billion pounds of copper (based on 0.4 gram per tonne gold equivalent cut-off). The July 2004 estimated measured and indicated mineral resource utilizing an off-site smelter process is summarized in the following table:



(kt= 1,000 tonnes)  Measured         	  Indicated           	     Measured and Indicated
----------------------------------------------------------------------------------------------
Au Eq
Cutoff                     Au	    Cu                  Au      Cu                 Au      Cu
Grade            kt       (gpt)  (%)	  kt       (gpt)	 (%)       kt       (gpt)   (%)
----------------------------------------------------------------------------------------------
0.40	         217,847   0.700   0.118     284,869   0.662   0.132     502,716   0.678   0.126
==============================================================================================


(In Millions)       Measured                Indicated           	     Measured and Indicated
----------------------------------------------------------------------------------------------
Au Eq
Cutoff                     Au     Cu                  Au     Cu                  Au      Cu
Grade                      oz.    lb.                 oz.    lb.                 oz.     lb
----------------------------------------------------------------------------------------------
0.40                -     4.904   566            -   6.064   827            -   10.968    1,393
==============================================================================================


The inferred mineral resource, based on an off-site smelter process
(0.4 gram per tonne gold equivalent cut-off), is estimated at 126.5 million tonnes containing 0.65 grams gold per tonne and 0.13 percent copper, or 2.64 million ounces of gold and 370 million pounds of copper.

The mineral resource estimate has been calculated in accordance with CSA National Instrument 43-101. The mineral resource and gold equivalent (AuEq) cut-off is based on $350 per gold ounce and $0.90 per pound copper. The qualified persons involved in the property evaluation and resource estimate were Raul Borrastero, C.P.G. and Susan Poos P.E. of Pincock Allen & Holt and Brad Yonaka, Exploration Manager for Gold Reserve.

Mineral Reserve Estimate (August 2004, off-site smelter process)

Based on work completed by Pincock Allen & Holt for the Brisas bankable feasibility study, using an off-site smelter process for treating copper concentrates, the Brisas project is estimated to contain a proven and probable mineral reserve of approximately 9.1 million ounces of gold and
1.2 billion pounds of copper. The August 2004, estimated proven and probable mineral reserve utilizing traditional flotation and off-site smelter processes is summarized in the following table:


           Reserve                          Au          Cu         Waste       Total
           tonnes      Au grade   Cu grade  ounces      pounds     tonnes      tonnes     Strip
Class	    (thousands) (gpt)      (%)       (thousands) (millions)(thousands) (thousands) Ratio
-----------------------------------------------------------------------------------------------
Proven       190,073     0.71      0.123     4,343         516
Probable     216,970     0.68      0.133     4,754         638
-----------------------------------------------------------------------------------------------
Total        407,043     0.70      0.129     9,097       1,154    753,012     1,160,055    1.85
===============================================================================================


The mineral reserve (within a pit design) has been estimated in accordance with the SME Reporting Guide and CIM Standards as adopted by CSA National Instrument 43-101. The mineral reserve was estimated using metal prices of US $350 per ounce gold and US $0.90 per pound copper with an internal revenue cut-off of $2.76 per tonne. The qualified persons involved in the property evaluation and reserve estimate were Raul Borrastero, C.P.G. and Susan Poos P.E. of Pincock Allen & Holt and Brad Yonaka, Exploration Manager for Gold Reserve.

Brisas Project Work To Date.

Considerable work has taken place to establish the mineral resource and reserve. Over $73 million has been expended on the Brisas project including property and mineral rights, acquisition costs, equipment expenditures, litigation settlement costs and exploration costs. Other activities on the property include: extensive geology, geophysics and geochemistry, over 800 exploration drill holes totaling approximately 180,000 meters of core drilling (including approximately 40 holes totaling 15,000 meters completed in the first quarter of 2004), audits by Behre Dolbear (of exploration drilling, sampling, assaying procedures and ore reserves methodology), environmental baseline work/socioeconomic studies, hydrology studies, geotechnical studies, mine planning, advanced stage grinding and metallurgical testwork, tailings dam designs, milling process flow sheet designs, pre-feasibility study with JE MinCorp, supplement to the pre-feasibility study with JE MinCorp, and bench scale testing of an on-site copper process.

Additional work has also been initiated related to environmental analysis, permitting and environmental impact studies. Management has engaged independent consultants to assist in the negotiation of a contract for the future sale of copper concentrates as well as negotiations related to future electrical power contracts.

In July 2004, the Company selected a 70,000 tonne per day conventional flotation plant as the basis for completion of the Brisas bankable feasibility study. In addition, the Company revised its estimate of the measured and indicated gold and copper resource on the Brisas property to approximately 10.97 million ounces of gold and 1.4 billion pounds of copper. The inferred resource at Brisas is an additional 2.64 million ounces of gold and 370 million pounds of copper.

In August 2004, the Company revised its estimate of the proven and probable gold and copper reserve on the Brisas property to approximately
9.1 million ounces of gold and 1.2 billion pounds of copper.

2004 Brisas Work Plan.

During the second half of 2004 we will continue the activities on the Brisas project that are required to complete a bankable feasibility study. Expenditures related to the completion of the bankable feasibility study in the second half of 2004 are expected to be approximately $4.5 million. Concurrent with the completion of the feasibility study, the Company will also complete the metallurgical testing and engineering on the high temperature pressure oxidation (HTPOX) of the gold-copper concentrates to produce gold dore and copper cathode on-site.

The ultimate design and future cost of construction of a plant is subject to the results of a bankable feasibility study which will be required to be completed before a production decision can be made. Actual construction costs, production rates and cost of production will vary from the preliminary feasibility study estimates based on the results of the bankable feasibility study, as well as factors encountered if and when production commences. Management currently plans to complete the required feasibility study in late 2004 and to make a production decision thereafter. The timing of these activities is subject to, among other things, project financing, typical environmental and regulatory permits as well as the scheduling of third party consultants and contractors.

Choco 5 Property

The Company continues to be focused primarily on its Brisas project however, to a lesser extent, the Company is continuing limited exploration activities on its Choco 5 property. The Choco 5 property, a grass-roots gold exploration target, is located in the El Callao mining district in the State of Bolivar, southeastern Venezuela. Since acquiring the property in 2000, the Company has invested approximately $200,000 on acquisition and exploration costs and expects during 2004, to expend up to $300,000 on further exploration. Exploration activities will include the following:
environmental permitting, additional geologic mapping and reconnaissance, comprehensive grid of soil geochemical sampling, exploration drilling, geophysical testing of established gold anomalies in the eastern sector of the property, trenching and selective diamond drilling of gold anomalies, and construction of access roads to facilitate the above activities.

Financial Overview

Overview. The following discussion of financial position as of June 30, 2004 and results of operations for the three and six months ended June 30, 2004 and 2003 are to be read in conjunction with the Company's unaudited consolidated financial statements and related notes, included herein.

We prepare our consolidated financial statements in U.S. Dollars in accordance with accounting principles generally accepted in Canada. These financial statements together with the following management's discussion and analysis, dated August 3, 2004, are intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward-looking statements relating to the Company's potential future performance. Additional information on the Company can be found in the Company's Annual Information Form filed with Canadian Securities Regulators at www.sedar.com and its Form 20F filed with the US Securities and Exchange Commission at www.sec.gov.

The Company is engaged in the business of exploration and development of mining projects and is presently focusing its financial resources on its most significant asset, the Brisas project, and to a lesser extent the exploration of its Choco 5 property, both located in Bolivar State, Venezuela. The Company has no commercial production at this time. As a result, the Company has not recorded revenue or cashflow from its mining operations and has experienced losses from operations for each of the last five years, a trend we expect to continue until the Brisas project is fully developed and put into commercial production. The Company has historically financed its operations through the sale of common stock and other equity securities. Management expects the Brisas project to be similarly financed along with project debt financing.

Venezuela has experienced high levels of inflation during the last several years as well as ongoing political instability and civil unrest, including national work stoppages and a number of civil disturbances. In addition, Venezuela has experienced fuel shortages, currency and exchange controls, and a decline in industrial output and foreign investment. Venezuela is holding a mid-term presidential recall referendum (as provided in the Constitution) August 15, 2004 to determine if President Chavez should be removed from office. The results of the recall may further impact the political stability of the country. Despite this political and economic turmoil, we have not experienced any significant adverse impact to date on our operations in Venezuela nor have we curtailed our investment activities in the country. However, our operations and investments in Venezuela could be adversely affected in the future.

In late 2003, the Company engaged a number of engineering and construction services consultants to complete the bankable feasibility study for the construction and operation of the Brisas project. Completion of the feasibility study will be the Company's primary focus during the remainder of 2004. Management plans to complete the feasibility study in late 2004 in order to make a production decision thereafter.

The total financial resources of the Company, cash plus current and non-current marketable securities, decreased $4.3 million from December 31, 2003 to approximately $15.4 million as of June 30, 2004 (unaudited):

                                           June 30,      December 31,
                                             2004            2003
--------------------------------------------------------------------------
Cash and equivalents                     $  6,521,544    $ 11,331,503
Marketable securities - current             8,100,959       8,450,478
Marketable securities - non-current           815,166
--------------------------------------------------------------------------
                                         $ 15,437,669    $ 19,781,981
==========================================================================

As of August 3, 2004, the Company had the following shares, equity units, warrants and share options issued:

Class A common                                        27,888,842
Equity units*                                          1,217,750
Warrants to purchase Class A common shares             2,021,000
Options to purchase Class A common shares              3,396,874

*An equity unit consists of one class B common share of Gold Reserve Inc. and one class B common share of Gold Reserve Corporation. Equity units are convertible into Class A common shares of Gold Reserve Inc. on a one to one basis.

Results of Operations. The Company's results of operation are a product of operating expenses, primarily related to the development of the Brisas project, net of investment income. Consolidated net loss for the three and six months ended June 30, 2004 amounted to $1,868,015 and $4,208,879 or $0.07 and $0.15 per share compared to consolidated net loss of $715,181 and $1,264,869 or $0.03 and $0.05 per share for the same periods in 2003.

Other income for the three and six month periods ended June 30, 2004 increased by approximately $65,000 over the comparable three month period in 2003 and was substantially unchanged from the comparable six month period in 2003. The change was primarily due to an increase in investment gains.

Operating expenses for the six months ended June 30, 2004 amounted to $4,543,356, which is an increase from the comparable six-month period in 2003 of $2,944,988. The increase in operating expenses is due to an increase in expenditures related to the completion of the bankable feasibility study as well as the impact of adopting the Canadian Institute of Chartered Accountants Standard 3870 under which the fair value method of accounting for stock options granted to employees and directors is recorded as compensation expense. See footnote 3 to the consolidated financial statements.

Liquidity and Capital Resources. The Company had no significant investing activities during the six months ended June 30, 2004, other than the purchase and sale of marketable securities, which, on a net basis, totaled approximately $400,000 in purchases of marketable securities.

Planned corporate expenditures for 2004, including amounts to be expended for the completion of the bankable feasibility study on the Brisas property, exploration activities on the Choco 5 property and general corporate activities, are estimated at $10 million. Interest and investment income for 2004 is projected to be approximately $600,000.

Activities related to the completion of the Brisas bankable feasibility study are expected to cost approximately $7 million. These activities will include further analysis of the applicability of producing copper cathode on-site, further metallurgical testing, drilling, geotechnical studies and environmental studies, final feasibility and engineering, as well as permitting and on-going maintenance. The timing of these activities is subject to, among other things, typical environmental and regulatory permits as well as the scheduling of third party consultants and contractors.

As of August 3, 2004, the Company held approximately $15 million in cash and investments. In the near-term management believes that current cash and investment balances are sufficient to allow the Company to fund its activities into 2005. The ultimate design and cost of the Brisas mining facility and associated expenditures (currently estimated to cost as much as $400 million) are subject to the results of a final feasibility study.

Future production of gold and copper on the Brisas property is dependent upon, among other things, the price of gold and copper, obtaining adequate financing, and obtaining the appropriate environmental and operating permits. Management can provide no assurances that it will be able to acquire the required significant additional financing that will be needed, if and when, construction on the Brisas project commences. Failure to raise the required funds will impede the Company's ability to construct and operate the Brisas project and would, in the long-term, have a material adverse effect on the Company.

CONSOLIDATED BALANCE SHEETS
June 30, 2004 (unaudited) and December 31, 2003

                                            June 30,         December 31,
U.S. Dollars                                  2004               2003
-------------------------------------------------------------------------
ASSETS
Current Assets
Cash and cash equivalents                $  6,521,544        $ 11,331,503
Marketable securities                       8,100,959           8,450,478
Deposits, advances and other                  396,086             310,820
Accrued interest                               68,534              68,651
-------------------------------------------------------------------------
Total current assets                       15,087,123          20,161,452
-------------------------------------------------------------------------
Property, plant and equipment, net         46,186,457          46,126,317
Marketable securities                         815,166
Other                                         750,792             742,713
-------------------------------------------------------------------------
Total assets                             $ 62,839,538        $ 67,030,482
=========================================================================

LIABILITIES
Current Liabilities:
Accounts payable and accrued expenses    $    420,459        $    765,860
-------------------------------------------------------------------------
Total current liabilities                     420,459             765,860

Minority interest in
   consolidated subsidiaries                1,119,874           1,126,151
-------------------------------------------------------------------------
Total liabilities                           1,540,333           1,892,011
-------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Serial preferred stock, without par value
Common shares and equity
   units, without par value               113,038,104         112,971,425
Less common shares held
  by affiliates                              (674,598)           (674,598)
Stock options                                 722,035
Accumulated deficit                       (51,681,984)        (47,054,004)
KSOP debt                                    (104,352)           (104,352)
-------------------------------------------------------------------------
Total shareholders' equity                 61,299,205          65,138,471
-------------------------------------------------------------------------
Total liabilities and
   shareholders' equity                  $ 62,839,538        $ 67,030,482
=========================================================================

The accompanying notes are an integral part of the consolidated financial statements.

Approved by the Board of Directors:

s/ Chris D. Mikkelsen        s/ Patrick D. McChesney


CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three and Six Months Ended June 30, 2004 and 2003 (unaudited)

                                 Three Months Ended        Six Months Ended
U.S. Dollars                      2004        2003         2004         2003
-------------------------------------------------------------------------------
OTHER INCOME
Interest                        $107,328    $140,899     $236,153     $321,699
Gain on sale of
marketable securities             98,324                   98,324       11,800
-------------------------------------------------------------------------------
                                 205,652     140,899      334,477      333,499

EXPENSES
General and administrative       422,067     367,053    1,097,237      604,679
Technical services             1,443,945     305,130    2,956,525      626,085
Corporate communications         161,777      96,236      383,867      197,297
Legal and accounting              46,341      70,997       71,018       98,177
Foreign currency loss                747      11,062       40,986       57,270
Minority interest in net
 income (loss) of
 consolidated subsidiaries        (1,210)      5,602       (6,277)      14,860
-------------------------------------------------------------------------------
                               2,073,667     856,080    4,543,356    1,598,368
-------------------------------------------------------------------------------
Net loss                     $(1,868,015)  $(715,181) $(4,208,879) $(1,264,869)
===============================================================================
Net loss per share                $(0.07)     $(0.03)      $(0.15)      $(0.05)
===============================================================================
Weighted average common
   shares outstanding         28,260,776  23,492,776   28,243,724   23,492,776
===============================================================================

CONSOLIDATED STATEMENTS OF DEFICIT
For the Six Months Ended June 30, 2004 and 2003 (unaudited)

U.S. Dollars
Deficit, December 31, 2003            $ (47,054,004)
Adjustment for stock option
 compensation from 2002 and 2003           (419,101)
Net loss                                 (4,208,879)
----------------------------------------------------
Deficit, June 30, 2004                $ (51,681,984)
====================================================

Deficit, December 31, 2002            $ (43,346,668)
Net loss                                 (1,264,869)
----------------------------------------------------
Deficit, June 30, 2003                $ (44,611,537)
====================================================

The accompanying notes are an integral part of the consolidated financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Three and Six Months Ended June 30, 2004 and 2003 (unaudited)


                                            Three Months Ended        Six Months Ended
U.S. Dollars                                2004          2003       2004          2003
---------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
Net loss                                   $(1,868,015)  $(715,181) $(4,208,879) $(1,264,869)
Adjustments to reconcile
  net loss to net cash
  used by operating activities:
    Stock option compensation                                           302,934
    Depreciation                                13,121      11,072       25,112       22,377
    Amortization of premium on
      marketable securities                     29,699      18,930       66,857       45,218
    Foreign currency loss                          747      11,062       40,986       57,270
    Minority interest in net income (loss)
      of consolidated subsidiaries              (1,210)      5,602       (6,277)      14,860
    Net gain on sale of marketable securities  (98,324)                 (98,324)     (11,800)
    Shares issued for compensation                                       13,279
Changes in non-cash working capital:
       Net decrease in deposits,
         advances and accrued interest           6,730      41,434       23,951       54,409
       Net decrease in accounts payable
         and accrued expenses                 (206,141)    (32,001)    (345,401)     (73,188)
---------------------------------------------------------------------------------------------
Net cash used by operating activities       (2,123,393)   (659,082)  (4,185,762)  (1,155,723)
---------------------------------------------------------------------------------------------

Cash Flows from Investing Activities:
Proceeds from the sale and maturity of
  marketable securities                        848,324   2,400,000    1,848,324    4,851,300
Purchase of marketable securities             (500,000) (1,045,515)  (2,282,504)  (3,185,607)
Purchase of property, plant and equipment      (39,396)     (2,004)     (85,252)      (5,001)
Other                                         (118,121)    (22,693)    (158,165)       9,102
---------------------------------------------------------------------------------------------
Net cash provided (used) by
  investing activities                         190,807   1,329,788     (677,597)   1,669,794
---------------------------------------------------------------------------------------------

Cash Flows from Financing Activities:
Proceeds from the issuance of common shares                              53,400
---------------------------------------------------------------------------------------------
Net cash provided by financing activities                                53,400
---------------------------------------------------------------------------------------------

Change in Cash and Cash Equivalents:
Net Increase (decrease) in cash
 and cash equivalents                       (1,932,586)   670,706    (4,809,959)     514,071
Cash and cash equivalents -
 beginning of period                         8,454,130  1,427,997    11,331,503    1,584,632
---------------------------------------------------------------------------------------------
Cash and cash equivalents -
 end of period                              $6,521,544 $2,098,703    $6,521,544   $2,098,703
=============================================================================================

The accompanying notes are an integral part of the consolidated financial statements.


Selected Notes To Consolidated Financial Statements
For the Six Months Ended June 30, 2004 and 2003 (unaudited)
Expressed in U.S. Dollars

1.  Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada for interim financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in Canada for complete financial statements.

In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments necessary to present fairly the financial position of Gold Reserve Inc. and subsidiaries (the "Company") as of June 30, 2004, and the results of operations and the cash flows for the six months ended June 30, 2004 and 2003. The results of operations for the six months ended June 30, 2004 and 2003 are not necessarily indicative of the results to be expected for the full year.

These financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the consolidated financial statements including notes thereto included in the Company's 2003 annual report.

2.  Geographic Segments

Net Loss for the Three and Six Months Ended June 30, 2004 and 2003

                       Three Months Ended            Six Months Ended
                       2004          2003           2004          2003
------------------------------------------------------------------------
United States       $  808,042   $  363,531      $1,644,803  $  630,988
Venezuela            1,059,973      351,650       2,564,076     633,881
------------------------------------------------------------------------
Consolidated        $1,868,015   $  715,181      $4,208,879  $1,264,869
========================================================================

3. Share Option Plan:

The Company's Equity Incentive Plan (the "Plan") allows for the granting of common share purchase options to officers, directors and key individuals for terms of up to ten years. The vesting period of options ranges from immediately to up to three years. There were 642,641 options remaining for future grants at June 30, 2004. Share option transactions for the six months ended June 30, 2004 and 2003 are as follows:

                                      2004                      2003
                                           Weighted                  Weighted
                                           Average                   Average
                                           Exercise                  Exercise
                              Shares       Price         Shares      Price

Options outstanding
  at beginning of period      3,204,124    $ 0.95        3,368,549   $ 0.80
Options exercised               (62,500)   $ 0.83
Options canceled
Options granted                 135,000    $ 3.94          123,075   $ 1.56
-------------------------------------------------------------------------------
Options outstanding
   at end of period           3,276,624    $ 1.08        3,491,624   $ 0.83
-------------------------------------------------------------------------------
Options exercisable
   at end of period           3,078,773    $ 0.97        3,399,320   $ 0.81
===============================================================================
                                    Price                       Price
                                    Range                       Range

Exercise price at
   end of period               $ 0.55 - $ 4.14             $ 0.50 - $ 1.56
Exercise price
   for exercisable shares      $ 0.55 - $ 4.14             $ 0.50 - $ 1.56


Effective January 1, 2004, the Company adopted the new requirements of the Canadian Institute of Chartered Accountants standard 3870 under which the fair value method of accounting for stock options granted to employees and directors is followed. Accordingly, compensation expense was recorded on a retroactive basis to retained earnings to show the effect of compensation expense associated with stock option grants to employees and directors from January 1, 2002 to December 31, 2003, which amounted to $419,101.

The Company recorded additional compensation expense of $302,934 for stock options granted during the six months ended June 30, 2004. The fair value of the options granted was calculated using the Black-Scholes model assuming a risk free interest rate of 3.25%, expected life of five years, expected volatility of 65% and a dividend yield of nil.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GOLD RESERVE INC.


By:    s/ Robert A. McGuinness
             Vice President - Finance & CFO
             August 3, 2004